Algonquin Power & Utilities Corp. Declares Fourth Quarter 2020 Preferred Share Dividends
Oakville, Ontario - November 12, 2020 - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN, AQN.PR.A, AQN.PR.D, NYSE: AQN) announced today that the Board of Directors of APUC has declared the following preferred share dividends:
1.C$0.32263 per Preferred Share, Series A, payable in cash on December 31, 2020 to Preferred Share, Series A holders of record on December 15, 2020, for the period from September 30, 2020 to, but excluding, December 31, 2020.
2.C$0.31819 per Preferred Share, Series D, payable in cash on December 31, 2020 to Preferred Share, Series D holders of record on December 15, 2020, for the period from September 30, 2020 to, but excluding, December 31, 2020.
Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, APUC hereby notifies its Series A Preferred Shareholders and its Series D Preferred Shareholders that such dividends declared qualify as eligible dividends.
About Algonquin Power & Utilities Corp., Liberty Utilities, and Liberty Power
APUC is a diversified international generation, transmission, and distribution utility with approximately $11 billion of total assets. Through its two business groups, Liberty Utilities and Liberty Power, APUC is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over 1 million customer connections, largely in the United States and Canada. APUC is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities representing over 2 GW of installed capacity and approximately 1.4 GW of incremental renewable energy capacity under construction.
APUC is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
APUC’s common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC’s common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com

Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: Corprorate.Communications@libertyutilities.com
Telephone: (905) 465-4500